FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event, dated March 19, 2008, regarding proposal to the shareholders meeting of interim dividend payment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	March 20, 2007	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	March 20, 2007	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.

                      Item 1.

FOR IMMEDIATE RELEASE
Inquiries-Please contact
Andres Veszpremy
General Counsel
Phone: (562) 351-1187
FAX: (562) 351-1717
E-mail: aveszpremy@afpprovida.cl

Santiago, Chile, March 19, 2008

PROVIDA REPORTS A MATERIAL EVENT

Today, Wednesday March 19, 2008, Mr. Ricardo Rodríguez, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges.  This communication informed the following:

Please be advised that the Board of Directors of AFP Provida on meeting held today, resolved to propose to the Shareholders Meeting of the Company that it ratify the Board resolution of September 2007 on the payment of an interim dividend of CH$22.23, which was made on October 26, 2007 and must be imputed towards 2007 fiscal year profits.  The Board further resolved to propose to such Shareholders Meeting a payment of a definitive dividend of CH$68.20 per share. If approved, on May 23, 2008 would be payable a dividend of CH$45.97 per share, which corresponds to the difference between the definitive dividend and the interim dividend already paid. These dividends are assessed by income tax pursuant to law.

Santiago, Chile, March 19, 2008.